Exhibit 99.(d)(4)

RIO
TINTO

25 June 2007

Alcan Inc.
1188 Sherbrooke Street West
Montreal
Quebec H3A 3G2

Attention:  Mr David McAusland, Executive Vice President, Corporate Development and Chief Legal Officer

Dear Sirs,

We refer to the confidentiality agreement dated April 11, 2007 between Alcan Inc. (“Alcan”) and Rio Tinto plc (“Rio Tinto”) related to a possible transaction in which Rio Tinto and/or one or more of Rio Tinto’s Affiliates would acquire all of the outstanding common shares of Alcan (the “Confidentiality Agreement”). Capitalised words and expressions used in this letter shall, unless expressly defined herein, have the meanings given to them in the Confidentiality Agreement.

You and we have agreed certain amendments to the Confidentiality Agreement and we write to record what we agreed.

With effect from June 13, 2007, the Confidentiality Agreement shall be amended as follows:

(a)                     by substituting “Rio Tinto plc” for “Jupiter” where it appears in section 4;

(b)                    by deleting from section 20 the whole of the second sentence;

(c)                     by adding a new section 27 which reads as follows:

“27.             Except as otherwise expressly provided herein, the obligations of the Recipient under this Agreement shall expire on June 15, 2012.”;

(d)                    by adding a new Schedule B thereto entitled “Privileged Information”, a copy of which is attached hereto as Exhibit 1; and

(e)                     by adding a new Schedule C thereto entitled “Competitively-Sensitive Information”, a copy of which is attached hereto as Exhibit 2.

The Confidentiality Agreement shall continue in full force and effect, amended with effect from June 13, 2007 as set out in this letter.

Rio Tinto plc 6 St. James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Direct Line 020 7753      Fax 020 7930 3249
REGISTERED OFFICE: 6 St. James’s Square London SW1Y 4LD Registered in England No.719885

This letter is governed by and shall be construed in accordance with the laws of The Province of Quebec and the laws of Canada applicable therein.

We would be grateful if you would signify your agreement with and acceptance of the provisions of this letter by signing and returning to us the enclosed copy of this letter.

Yours faithfully, RIO TINTO plc

By:	/s/ Anette V. Lawless

	Name:	Anette V. Lawless

	Title:	Company Secretary

Enc.

Agreed and accepted

Date:

Alcan Inc.

	By:	/s/ David McAusland

		Name:	David McAusland

		Title:	Executive Vice President, Corporate Development and Chief Legal Officer

2

EXHIBIT 1

Schedule B to the Confidentiality Agreement
dated April 11, 2007 between Alcan Inc. and Rio Tinto plc

PRIVILEGED INFORMATION

The Recipient acknowledges that certain of the books, records or information of the Company representing or containing Confidential Information to which it may be given access may be books, records and information to which solicitor-client privilege, attorney-client, attorney work-product or litigation privilege (“Privilege”) attaches (collectively, “Privileged Material”). The Recipient recognizes and acknowledges that the Company has a material interest in the preservation of Privilege in respect of any such Privileged Material and agrees that:

(a)                    such access is being provided solely for the purposes set out in this Agreement;

(b)                   such access is not intended and should not be interpreted as a waiver of any Privilege in respect of Privileged Material or any right to assert or claim Privilege in respect of Privileged Material. To the extent there is any waiver, it is intended to be a limited waiver in favour of the Recipient, solely for the purposes set out in this Agreement;

(c)                    it shall keep the Privileged Material in strict confidence, and disclose such material solely to its legal counsel and to its directors, officers, employees, accountants and financial advisors and only to the extent required for the purposes of this Agreement;

(d)                   at the request of the Company, all copies of Privileged Material, and any notes that would disclose the contents of Privileged Material, will be destroyed or returned to the Company; and

(e)                    at the request and expense of the Company, the Recipient will claim or assert, or co-operate to claim or assert, Privilege in respect of Privileged Material of the Company.

The parties recognize that, as regards such matters, they have a common interest and believe it is in their best interests to cooperate should there be any challenge in respect of such matters in connection with the Transaction.

EXHIBIT 2

Schedule C to the Confidentiality Agreement
dated April 11, 2007 between Alcan Inc. and Rio Tinto plc

COMPETITIVELY SENSITIVE INFORMATION

For the purposes of this Schedule C, Confidential Information shall also mean information belonging to, relating to or otherwise concerning the Recipient and/or any of its Affiliates, and the definition of Confidential Information in the Confidentiality Agreement dated April 11, 2007 (the “CA”) shall apply mutatis mutandis in respect of such information.

Each of the parties acknowledges that certain Confidential Information is likely by its nature to be competitively-sensitive and may be designated as such by or on behalf of the disclosing party (the “Disclosing Party”) or its Representatives in respect of its own information as “competitively-sensitive” (any such Confidential Information which is so designated being collectively, “Competitively-Sensitive Information” of such party). Any Competitively-Sensitive Information, including all notes, analyses, compilations, studies, reports or other documents and work products based thereon or relating thereto, of the Disclosing Party, shall be governed by the terms of this Schedule C in order to ensure that the other party (the “Other Party”) would not be able to derive a competitive advantage from the disclosure of such Competitively-Sensitive Information.

Notwithstanding any other provision of this Agreement, Confidential Information which is Competitively-Sensitive Information of the Disclosing Party shall be disclosed only to the relevant Clean-Team Representatives of the Other Party listed in item (a) of Appendix I hereto and, to the extent that such disclosure is deemed necessary for the purpose of evaluating a possible Transaction or preparing for integration following a Transaction or for the purposes of preparing and submitting draft and final form notifications, filings and submissions to and/or defending any review of a Transaction by relevant competition and anti-trust authorities (“Competition Authorities”), to the designated Representatives of the Other Party listed in item (b) of Appendix I hereto (the “Specially Designated Representatives”). Competitively-Sensitive Information of the Disclosing Party thus disclosed to the Clean-Team Representatives or the Specially Designated Representatives of the Other Party may not be shared by such Representatives with any other Person. Notwithstanding the foregoing, and subject to the terms hereof, Confidential Information (including Competitively-Sensitive Information) of the Company may be disclosed to the Competition Authorities where deemed necessary or advisable (i) where the notification, filing and/or submission to the relevant Competition Authority is the sole responsibility of the Recipient, in the view of the Recipient’s legal counsel, such legal counsel having first consulted with the Company’s legal counsel; (ii) where the notification, filing and/or submission to the relevant Competition Authority is the sole responsibility of the Company, in the view of the Company’s legal counsel, such legal counsel having first consulted with the Recipient’s legal counsel; and (iii) where the notification, filing and/or submission to the relevant Competition Authority is the joint responsibility of the Recipient and the Company, in the shared view of the Recipient’s legal counsel and the Company’s legal counsel. If Competitively-Sensitive Information pertaining to a party is contained in any written joint submission to the Competition Authorities, it shall be removed from all copies of such submission provided to the other party (other than such other party’s Clean-Team Representatives and those Specially Designated Representatives who require such Competitively-Sensitive Information).

For the purposes of this Agreement, the term “Clean-Team Representatives” of a party shall mean Representatives retained by that party for the purpose of (i) examining, analyzing, addressing, or advising with respect to any possible competition law/anti-trust law issues relating to a possible Transaction, (ii) preparing and submitting draft and final form notifications, filings and submissions to and/or defending any review of a Transaction by the relevant Competition Authorities or (iii) examining, analyzing, addressing or advising that party with respect to any possible synergies relating to a possible Transaction. Each party may, subject to the terms hereof, by notice to the other party (which notice shall specify each such person’s name and job title) amend its list of Specially Designated Representatives from time to time. Each party may amend the list of Clean Team Representatives from time to time and shall provide prompt written notice thereof to the other party.

Each of the parties agrees to cooperate with the other party and coordinate its efforts with a view to adopting a joint approach with the other party with respect to Competition Authorities for all competition and anti-trust regulatory compliance purposes (whether related to preliminary discussions or formal compliance or filings) in connection with a Transaction. Without limiting the generality of the foregoing, each of the parties will cooperate and coordinate with the other party in exchanging information and supplying assistance that is reasonably requested for regulatory compliance purposes. Each of the parties shall provide the other with advanced copies and an opportunity to comment on all applications, notices, submissions, consents, filings, correspondence and material supplied to or filed with Competition Authorities, and copies of all notices, consents, rulings, orders, no-actions letters, correspondence and material received from Competition Authorities; and consult with the other party in advance of any meeting or other discussions with Competition Authorities, and to the extent permitted by such Competition Authorities, permitting representatives of the other party (such representatives being Specially Designated Representatives) to attend such meetings and discussions. Without limiting the generality of the foregoing, neither party will take any unilateral action with Competition Authorities without first consulting and using reasonable endeavours to reach agreement with the other party.

Each party hereby waives any right it may have to receive Competitively-Sensitive Information of the other party provided directly or indirectly to its Clean-Team Representatives by the other party pursuant to this Agreement and hereby confirms that its Clean-Team Representatives shall not disclose to it or its Representatives (other than its Specially Designated Representatives within the constraints referred to above) Competitively-Sensitive Information pertaining to the other party so obtained.

Notwithstanding anything to the contrary in this Schedule, nothing in this Schedule shall oblige the Recipient to provide to the Company any information belonging to, relating to or otherwise concerning the Recipient and/or any of its Affiliates unless the Company shall first have entered into a confidentiality agreement with the Recipient in relation to such information which is identical in all material respects to the CA mutatis mutandis except that such confidentiality agreement shall be governed by and construed in accordance with the laws of England.

Appendix 1

(a)                     Clean Team Representatives

(i) Of the Recipient

McCarthy Tetrault
Linklaters LLP
Kaye Scholer
Aliens Arthur Robinson

and such other independent legal counsel and other advisers as the Recipient may from time to time retain in respect of the Transaction, subject to prompt written notice thereof to the Company.

(ii) Of the Company

Ogilvy Renault
Sullivan & Cromwell
Freshfields Bruckhaus Deringer

and such other independent legal counsel and other advisers as the Company may from time to time retain in respect of the Transaction, subject to prompt written notice thereof to the Recipient.

(b)                    Specially Designated Representatives

(i) Of the Recipient

Such persons as the Recipient may by notice (which notice shall contain each such person’s name and job title) designate to the Company from time to time, such persons not to have any operational role in the aluminium product group of the group of companies comprising the Recipient and its Affiliates.

(ii) Of the Company

Such persons as the Company may by notice (which notice shall contain each such person’s name and job title) designate to the Recipient from time to time, such persons not to have any operational role in the bauxite and alumina and primary metal business groups of the group of companies comprising Saturn and its Affiliates.